UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)1

OMNICOMM SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

68212 U 10 4

(CUSIP Number)

Cornelis Wit

2101 W. Commercial Blvd. Suite 3500,

Ft. Lauderdale, FL 33309

(954) 473-1254

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68212 U 10 4	13D	Page 2 of 4 Pages

1	Names of reporting person Cornelis Wit
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Holland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 81,983,050 shares*
	8	Shared voting power -0-
	9	Sole dispositive power 81,983,050 shares
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 81,983,050 shares*
12	Check box if the aggregate amount in Row (11) excludes shares ☐
13	Percent of class represented by amount in Row (11) 51.4%*
14	Type of reporting person IN

*On November 30, 2010 the Reporting Person acquired 250,000 shares of Series D Preferred Stock of the Issuer. The Series D Preferred Stock are non-registered securities, non-convertible and each share provides the Reporting Person super-voting rights at any meeting of the stockholders of the Issuer and such shares of Series D Preferred Stock will vote together with the common stockholders of the Issuer, provided for the election or removal of directors the shares of Series D Preferred Stock will be voted in the same percentage as all voting shares of common stock voted for each director, in the amount of 400 votes per Series D Preferred Stock equaling an aggregate of 100,000,000 votes. If calculated with 7, 11 and 13 above, sole voting power would equal 181,983,050 votes, aggregate amount beneficially owned by each reporting person would equal 181,983,050 votes and the percent of class represented by the amount in Row 11 would be 70.1%.

This calculation is based on 90,104,659 shares of common stock outstanding as of November 13, 2013 as reported in the 9/30/13 10-Q. If the calculations under 7, 9, 11 and 13 above were made as of the date of filing this Amendment No. 4, the results would be based on 90,104,659 shares of common stock outstanding as of May 13, 2014 as reported in the 3/31/14 10-Q, and would be the same as reported above.

This Amendment No. 4 amends the Schedule 13D originally filed by the Reporting Person with the Commission on December 29, 2008 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on March 2, 2010 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on February 23, 2012 (“Amendment No. 2”) and Amendment No. 3 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on March 22, 2013 (“Amendment No. 3”). The Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 are collectively referred to as the “Schedule 13D.”

All terms used but not defined in this Amendment No. 4 are as defined in the Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 3 of the Schedule 13D is amended by adding the following paragraph:

Item 3.	Source and Amount of Funds or Other Consideration

On January 1, 2014, the Reporting Person received a promissory note from the Issuer in the amount of $980,000 and related warrants convertible into 3,920,000 shares of common stock of the Issuer at an exercise price of $0.25 with an expiration date of April 1, 2017 in exchange for accrued interested owed by the Company to the Reporting Person [made with personal funds] in the amount of $980,000.

Item 5 of the Schedule 13D is amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer

(a)

The aggregate number of securities of the class identified in Item 1 that are beneficially owned by the Reporting Person is 81,983,050 shares. Such amount of shares includes (i) 12,529,533 shares of common stock, (ii) 250,000 shares issuable upon exercise of currently exercisable common stock purchase options, (iii) 46,553,517 shares issuable upon exercise of currently exercisable common stock purchase warrants, and (iv) 22,650,000 shares issuable upon conversion of Convertible Debentures. The foregoing constitutes approximately 51.4% of the outstanding shares of common stock of the Issuer, based on 90,104,659 shares of common stock outstanding as of November 13, 2013 according to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed with the Securities and Exchange Commission on November 13, 2013. The foregoing and all other amounts of beneficial ownership set forth herein are calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b)	The Reporting Person holds sole voting and dispositive powers over the shares identified in Item 5(a). The Reporting Person does not share voting or dispositive powers over any of such shares.

(c)

Since the filing of Amendment No. 3 to the Original Schedule 13D on March 22, 2013 the Reporting Person has engaged in the following transactions within the prior 60 days with respect to the common stock:

On January 1, 2014, the Reporting Person received a promissory note from the Issuer in the amount of $980,000 and related warrants convertible into 3,920,000 shares of common stock of the Issuer at an exercise price of $0.25 with an expiration date of April 1, 2017 in exchange for the payment of accrued interested owed by the Company to the Reporting Person [made with personal funds] in the amount of $980,000.

(d)	The Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock that are the subject of this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 22, 2014

/s/ Cornelis Wit
Cornelis Wit